NISOURCE, COLUMBIA ASK VIRGINIA, PENNSYLVANIA TO APPROVE MERGER

NiSource Inc. and Columbia Energy Group have filed petitions with state regulators in Pennsylvania and Virginia requesting necessary approvals for their planned merger. The petitions are part of a process that also will require the approval of various federal agencies as well as other state regulators.

The two companies filed their petitions with the State Corporation Commission of Virginia on April 4 and with the Pennsylvania Public Utility Commission on March
30. The petitions ask the state regulators to approve the transfer of ownership of Columbia Gas of Pennsylvania and Columbia Gas of Virginia under the proposed NiSource-Columbia merger agreement announced Feb. 28. The transaction is expected to close by the end of the year.

The combined company will become the largest natural gas distributor east of the Rocky Mountains, serving more than 4.1 million customers primarily located in nine states. Its operations will span the high-growth energy corridor stretching from the Gulf of Mexico to New England.

Columbia Gas of Virginia, based in Chesterfield County, provides retail natural gas service to more than 182,000 customers in 52 counties.

Pittsburgh-based Columbia Gas of Pennsylvania provides retail natural gas service to approximately 389,000 customers in 27 counties.

"The purpose of the merger is to create an enterprise that will better serve our local customers than either company could alone," said Gary L. Neale, NiSource chairman, president and chief executive officer. "It is driven by our shared vision of the future of the energy industry in which successful providers add value for their customers by offering the combined benefits of innovation and economies of scale.

Oliver G. Richard III, chairman, president and chief executive officer of Columbia Energy Group, said, "We are enthusiastic about the opportunities and value the merger will bring to our shareholders, customers and the communities we serve. Columbia's historical leadership in opening markets to supplier choice under deregulation will be continued. Columbia Gas customers will be able get the same friendly, reliable service they have known for years."

The proposed merger will have no impact on the two Columbia utilities' rates, terms and conditions now approved by state regulators, according to the filings. The filings also pointed out that after the NiSource/Columbia merger, the two Columbia utilities will:

     o Maintain their headquarters in Chesterfield County, Va. and Pittsburgh.

     o Honor all collective bargaining agreements and provide employees with the better of Columbia or NiSource aggregate benefits for three years following the closing. Because NiSource and Columbia have no overlapping service areas, no significant staff reductions are expected to take place at the two local distribution companies.


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     o    Continue their leading role in promoting competition and customer choice in rapidly deregulating markets.

     o    Continue their history of community and civic involvement.

The daily operational impact of the mergers will be transparent to Columbia Gas of Pennsylvania and Columbia Gas of Virginia customers because the change in corporate ownership "will not change the manner in which Columbia provides gas sales and distribution service" in the two states, the filings noted.

Neale noted that Columbia utilities are recognized leaders in opening markets to supplier choice under deregulation. He said Columbia utilities will be able to offer their customers the same friendly, reliable service plus new energy options being pioneered by NiSource, such as distributed generation.

Distributed generation is an alternative means of obtaining electric power on site using clean-burning, gas-fired generating facilities ranging from large cogeneration systems for industrial users, to microturbines for smaller businesses, to compact fuel cells for homes. Neale explained, "These options add an important local dimension to the term 'energy independence' for consumers. It's just one of many ways we're adding value for customers served by our distribution systems."

NiSource is a holding company with headquarters in Merrillville, Ind. Its primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about NiSource is available on the Internet at www.nisource.com.

The following is included in accordance with federal securities laws:

This story and others in this issue of powerhouse contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus of NiSource and Columbia, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they contain important information. Investors and security holders are able to receive the final joint proxy


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statement/prospectus and other documents free of charge at the SEC's web site,
www.sec.gov, from NiSource at its web site, www.nisource.com, or from Columbia at its web site, www.columbiaenergygroup.com. Information concerning the identity of the participants in the solicitation of proxies by the NiSource Inc. and Columbia Energy Group boards of directors and their direct or indirect interest, by security holdings or otherwise, may be obtained from the Secretary of NiSource Inc. or the Secretary of Columbia EnergyGroup at the respective addresses listed above.